KAYE COOPER KAY & ROSENBERG, LLP
ATTORNEYS AT LAW
30A VREELAND ROAD, SUITE 230
FLORHAM PARK, NEW JERSEY 07932

TELEPHONE (973) 443-0600
FACSIMILE (973) 443-0609
E-MAIL dmkaye@kcfkr.com

DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

July 11, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

Re:	Life Nutrition Products, Inc. Form 8-K/A Filed June 14, 2013 File No. 001-34274

Dear Ms. Long:

Reference is hereby made to comment letter dated June 27, 2013 from the Staff of the Commission regarding the above referenced filing. The comment letter requests that Life Nutrition Products, Inc. (the “Company”) respond to such letter within ten (10) business days from the date thereof or inform the Staff when the Company will provide the requested response. This will confirm that on July 11, 2013 I spoke to John Cash of the Commission’s staff and requested, on behalf of the Company, additional time in which to respond to the Staff’s comments. In connection therewith, I indicated that the Company plans to respond to the comment letter by no later than Tuesday, July 23, 2013. Should you have any questions regarding the foregoing, please do not hesitate the contact me at (973) 443-0670. Thank you very much for your courtesy and cooperation in this matter.

Sincerely yours,
/s/ David M. Kaye
David M. Kaye

cc:  Life Nutrition Products, Inc.